July 25, 2011

VIA EDGAR

Ms. Staci Shannon

Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eli Lilly and Company
File Number 001-06351

Dear Ms. Shannon:

Confirming our conversation on July 20, 2011, we are in receipt of your letter dated July 13. We will provide you with our response by August 10, 2011 due to competing priorities.

If that is not acceptable timing, please let me know as soon as possible so I can adjust the timing.

I can be reached at 317-276-2024.

Sincerely,

ELI LILLY AND COMPANY

/s/ Arnold C. Hanish
Vice President, Finance and
Chief Accounting Officer